Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-121779) and related Prospectus of McMoRan Exploration Co. for the registration of $140 million 5.25% Convertible Senior Notes due 2011and 8,446,455 shares of its common stock and to the incorporation by reference therein of our reports dated March 11, 2005, with respect to the consolidated financial statements and schedule of McMoRan Exploration Co., McMoRan Exploration Co. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of McMoRan Exploration Co., included in its Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana
August 3, 2005